

April 12, 2012

Via E-mail
Steven M. Burdick
Chief Financial Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

> **Re: Tetra Tech, Inc.**
> **Form 10-K for Fiscal Year Ended October 2, 2011**
> **Filed November 17, 2011**
> **Form 8-K Filed March 3, 2011**
> **Response dated April 3, 2012**
> **File No. 0-19655**

Dear Mr. Burdick:

We have reviewed your response letter dated April 3, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 2, 2011

4. Mergers and Acquisitions, page 85

1. We note from your response to comment 5 in our letter dated March 6, 2012, that you do not intend to include the expanded accounting policy disclosure for your accounting of contingent consideration related to your business combinations in your next Form 10-Q but rather your next Form 10-K. While we understand that accounting policies are typically only included in Forms 10-K and that you do intend to provide investors with a rollforward of the contingent consideration liability in your next Form 10-Q, there is a concern that investors will not fully understand the rollforward and the corresponding implications to your consolidated financial statements, since the accounting policy has not previously been provided. In this regard, Article 10-01(a)(5) of Regulation S-X states, "[r]egistrants may presume that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional

disclosure needed for a fair presentation, except in regard to material contingencies, may be determined in that context. Accordingly, footnote disclosure which would substantially duplicate the disclosure contained in the most recent annual report to security holders or latest policies and practices, details of accounts which have not changed significantly in amount or composition since the end of the most recently completed fiscal year, and detailed disclosures prescribed by Rule 4-08 of this Regulation, may be omitted."

2. Please revise your draft disclosure to clarify when changes due to remeasurement of fair value are reported in interest expense versus operating income.

<u>Form 8-K Filed March 3, 2011</u>

3. We note your response to comment 8 in our letter dated March 6, 2012. Please file an amendment to your Form 8-K to provide the frequency of say-on-pay votes per Item 5.07 of Form 8-K.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief